

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 1, 2006

Mr. Peter Currie
Executive Vice-President and Chief Financial Officer
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada
L6T 5P6

> **Re: Nortel Networks Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2006**
> **File No. 0-30758**

Dear Mr. Currie:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies and Estimates, page 103
Goodwill Valuation, page 109

1. We refer to your discussion of the Enterprise Networks business segment and its potential for future impairment. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units within the Enterprise Networks segment and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

2. Significant accounting policies, page 124
(k) Inventories, page 128

2. We note that your inventory includes certain direct and incremental deferred costs associated with arrangements where title and risk of loss was transferred to customers but revenue was deferred due to other revenue recognition criteria not being met. Tell us why you believe the inclusion of these deferred costs within inventory is appropriate and refer to your basis in the accounting literature.

4. Restatement of previously issued financial statements, page 135
Other revenue recognition adjustments, page 141

3. Tell us in more detail what adjustments are included in other revenue and cost of revenue adjustments. Please quantify each type of adjustment.

8. Income taxes, page 155

4. We note your "other deductions" adjustment of $495 million for the fiscal year ended December 31, 2005 explaining the details of the movement in your valuation allowance. We also note your footnote description that other adjustments represent "the net impacts of foreign exchange, deferred tax assets that expired during the period, tax rate changes, and tax return and other adjustment." Please quantify and explain in detail each addition and deduction that makes up $495 million for the year ended December 31, 2005.

5. We note that in 2002 you filed an Advance Pricing Arrangement (APA) requests with the taxation authorities of U.S., Canada, and the United Kingdom. The APA requests are currently under consideration but the tax authorities have not begun to negotiate the terms of the arrangements. However you have applied the transfer pricing methodology proposed in the APA requests in preparing your tax returns and accounts beginning in 2001. Given that the tax authorities have not begun to negotiate the terms of the arrangements, tell us your basis for applying the proposed APA methodology.

10. Acquisition, divestitures and closures, page 163
Nortel Networks Germany and Nortel Networks France, page 165

6. We note your reference to a valuation report completed by a third party appraiser. While you are not required to make reference to this third party appraiser, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the third party appraiser, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Directory and operator services business, page 167

7. We note on August 2, 2004, you completed the contribution of certain fixed assets, intangible assets including customer contracts, software and other licenses and liabilities of your directory and operator services business to VoltDelta Resources LLC, a wholly owned subsidiary of Volt Information Sciences, Inc., in return for a 24% interest in VoltDelta which was valued at $57 million. Tell us in detail how you valued the 24% interest in VoltDelta. Refer to your basis in accounting literature.

15. Financing arrangements and variable interest entities, page 177
Customer financing, page 177

8. We note on December 23, 2004 a customer financing arrangement was restructured. The notes receivable and other accounts receivable that were restructured had a net carrying amount of $12 million, net of provisions for doubtful accounts of $182 million. The restructured notes were valued at $100 million as of December 31, 2004 and a gain of $88 million was recorded in the fourth quarter of 2004. Please provide us with more details of this restructured financing arrangement and tell us why you believe your accounting is appropriate.

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 2

9. Please tell us in detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable in future years.

3. Restatement of previously issued financial statements, page 6
Adjustments, page 7

10. Please explain in detail the $13 million of foreign exchange adjustments for the six months ended June 30, 2005.

16. Stock-based compensation plans, page 32
Stock options, page 32

11. For your different employee stock-based compensation awards, specifically your SARs, RSUs, PSU's and DSUs, tell us and disclose whether these awards are classified as equity or liabilities. Provide separate disclosure for awards that are classified as equity and those classified as liabilities in accordance with paragraph A240(f) of SFAS 123(R). In addition, please tell us your reason for classifying an award as equity versus a liability.

Application of Critical Accounting Policies and Estimates, page 75
Goodwill Valuation, page 78

12. Given the change in your reportable segments per page 15, tell us and disclose how your reporting units have changed for purposes of goodwill impairment testing. Please explain your reasons for changing or not changing your reporting units referring to your basis in accounting literature.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kyle Moffatt
Accounting Branch Chief